Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

May 10, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Mr. James Lopez

Re:                             Cache, Inc.
Registration Statement on Form S-3
Filed April 15, 2013
File No. 333-187929 (the “Registration Statement”)

Dear Mr. Lopez:

On behalf of Cache, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated May 6, 2013, concerning the Registration Statement (the “Comment Letter”).  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.                                      We note the many blanks on page 15, the selling shareholder table on page 18, and elsewhere. We also note that the specific number of shares to be purchased by MFP Partners, L.P. does not appear to have been determined. Please advise us if and when you completed the private placement for the specific number of shares to be resold by the selling shareholders.  In this regard, it is unclear if the purchasers in the private placement were irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control. Refer to Securities Act Sections CDI 134.01 for guidance.

The private placement of the shares to be covered by the Registration Statement (the “Private Placement Shares”) was consummated on May 1, 2013.  All of the blanks in the Registration Statement relating to the private placement were filled in in Amendment No. 1.

The selling shareholders were at all times since the execution of the Backstop and Investment Agreement on February 5, 2013 irrevocably bound to acquire the Private Placement Shares, subject only to the satisfaction of conditions outside their control, as described below.  Pursuant to the Backstop and Investment Agreement, each of the selling shareholders was required, subject to these conditions, to purchase the Private Placement Shares from the Registrant at a fixed price per share of $1.65 concurrent with the consummation of the rights offering.  The price per share was not contingent on the market price of the Registrant’s common stock or subject to adjustment under any circumstances.  The exact number of Private Placement Shares was determined upon expiration of the rights offering period and was outside of the control of the selling shareholders, as it was dependent upon the number of shares to be issued upon exercise of rights by all holders thereof.

As noted above, the closing of the private placement contemplated by the Backstop and Investment Agreement was subject to the satisfaction of certain closing conditions set forth therein, none of which was within the control of the selling shareholders.  The most significant closing condition was shareholder approval of the issuance of shares pursuant to the Backstop and Investment Agreement and in the rights offering.

The private placement was also conditioned upon completion of the rights offering and the satisfaction of other closing conditions typical in investment transactions and outside the control of the selling shareholders, including the receipt of third party consents, no legal impediment to the transaction, material accuracy of representations and warranties, material compliance with covenants and the absence of a material adverse effect.

Based on the foregoing, the Registrant believes that the selling shareholders were irrevocably bound to purchase the Private Placement Shares at all times since the execution of the Backstop and Investment Agreement, subject only to satisfaction of conditions outside their control.

2.                                      We note the relative size of the offering, the relationship of the selling shareholders to you, the date of the investment transaction, and certain terms of the investment agreement covering, for example, board representation.  Please advise us why you believe the registration statement is not for resale transactions by affiliates in an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an “at the market offering” unless the offering comes within paragraph (a)(1)(x) of Rule. As you are not eligible to conduct a primary offering on Form S-3, you would have to re-file on the appropriate form and revise to price the shares and disclose that the selling shareholders are underwriters that will conduct their offering at the fixed price for the duration of the offering.  Refer to Securities Act Rule CDI 612.09 for guidance.

For the reasons set forth below, the Registrant respectfully submits that the offering of up to 3,519,013 Private Placement Shares by the selling shareholders is not, and should not be considered, a primary offering of the shares to the public and that the selling shareholders are not, and should not be considered to be, acting as a conduit in a distribution to the public.  The Registrant respectfully submits that the offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended. Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities that are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules (“CDI 612.09”) provides that, when determining whether secondary offerings are “disguised primary offerings” by and on behalf of a registrant, consideration should be given to the following factors:

1. how long the selling shareholders have held the shares;

2. the circumstances under which they received them;

3. their relationship to the issuer;

4. the amount of shares involved;

5. whether the sellers are in the business of underwriting securities; and

6. whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As discussed below, after considering all of the above factors, the Registrant respectfully submits that the offering is eligible to be made pursuant to Rule 415(a)(1)(i).

1.                                      How Long the Selling Shareholders Have Held the Shares

The selling shareholders made an investment decision to acquire the Private Placement Shares upon the execution of the Backstop and Investment Agreement on February 5, 2013.  A period of more than three months has elapsed since they made their investment decision, and more than two months elapsed between the time the selling shareholders made their investment decision and the initial filing of the Registration Statement.  The Backstop and Investment Agreement contained representations by each of the selling shareholders that it was acquiring the Private Placement Shares for investment purposes for its own account and not with a view to, or for resale in connection with, a distribution.

There is no evidence to suggest that those representations are false and the Registrant respectfully submits that there is no basis for concluding that the selling shareholders do not have the intention or ability to hold their shares for investment purposes for an indefinite period.  Each of the selling shareholders has informed the Registrant that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute its Private Placement Shares.

The selling shareholders have advised the Registrant that they are seeking to have their Private Placement Shares registered at this time because they desire the flexibility to effectuate a shelf takedown offering expeditiously at such time in the future, if any, as they may determine to sell their Private Placement Shares.  The Registrant notes that each of MFP Partners and Mill Road is a private investment firm, and, as such, act as fiduciaries for their limited partners and other investors in their funds.  Accordingly, MFP Partners and Mill Road have a common law duty to act prudently and the Registrant understands that MFP Partners and Mill Road wish to have their Private Placement Shares in a more liquid form in order to permit them to sell such shares if and when they determine such sale is prudent.  The Registrant further notes that the selling shareholders have been bearing market risk relating to their investment since they became obligated to acquire the Private Placement Shares on February 5, 2013 at $1.65 per share, and will continue to bear that risk unless and until the Private Placement Shares are sold.

In addition, the Registrant has been advised by MFP Partners that it desires to register its Private Placement Shares at this time in order to obtain a market-based valuation of such shares for accounting purposes.  MFP Partners has advised the Registrant that it is required to mark its portfolio of securities, including its shares of the Registrant’s common stock, to fair value. If such shares are not registered, MFP Partners is required to mark down the market value of such shares to reflect an illiquidity discount.  If such shares are registered, no illiquidity discount is required.  The portfolio valuation does not depend on whether MFP Partners intends to dispose of such shares or to hold them for an indefinite period.

2.                                      The Circumstances Under Which They Received Them

As indicated above, the selling shareholders acquired the Private Placement Shares in a bona fide private placement pursuant to the Backstop and Investment Agreement.  The Backstop and Investment Agreement was the result of arms-length negotiation among the Registrant and each of the selling shareholders.  Each of the selling shareholders performed significant due diligence prior to the execution of the Backstop and Investment Agreement and made customary investment and private placement representations to the Registrant, consistent with the actions of a “buy and hold” investor concerned with the long-term prospects of the Registrant.  The Registrant notes that MFP Partners and Mill Road were shareholders of the Registrant prior to the consummation of the private placement and the rights offering, having held shares of the Registrant since 2008 and 2009, respectively.

The Registrant further notes that this is not a “toxic” PIPE transaction or a transaction involving warrants or convertible securities in which the Registrant is attempting to create a public market for its securities by registering securities on a secondary basis that it could not register on a primary basis.  Finally, the Registrant notes, as discussed below, that the number of shares the Registrant seeks to register on behalf of the selling shareholders is less than one third of its public float.

3.                                      Their Relationship to the Issuer

The Registrant notes that prior to the time the Backstop and Investment Agreement was executed and the obligation of the selling shareholders to acquire the Private Placement Shares became fixed, subject only to conditions outside their control, none of the selling shareholders had any board representation, nor any right thereto, and none of such parties otherwise exerted any control with respect to the Registrant.  Although MFP Partners, a private investment fund, owned 16.5% of the Registrant’s common stock, it did not have board representation prior to execution of the Investment and Backstop Agreement, nor was it party to a stockholders agreement or otherwise entitled to any special or contractual rights.

MFP Partners currently owns 17.6% of the Registrant’s common stock and Michael F. Price, who is a principal of MFP Partners, recently became a director of the Registrant.  In addition, MFP Partners has the right to designate two persons to be nominated for election as directors at the Registrant’s 2013 annual meeting (one of whom will be designated in consultation with Mill Road).  Mr. Margolis is the Chairman of the Board and Chief Executive Officer of the Registrant.

Although Mill Road currently owns 12.5% of the Registrant’s common stock and is presently entitled to designate a member of the Registrant’s board of directors, the Registrant has been informed that the individual Mill Road designated is not employed by, or otherwise affiliated with, Mill Road, and Mill Road does not otherwise exert any control with respect to the Registrant.  Furthermore, Mill Road has indicated to the Registrant that it does not wish to receive material non-public information.  Mill Road also has a contractual right to designate one person to be nominated for election as a director at the Registrant’s 2013 annual meeting.  Mill Road has indicated that it intends to nominate an independent director that is not employed by or affiliated with Mill Road.

Following the 2013 annual meeting, neither MFP Partners nor Mill Road will have any further director nomination rights.

The share ownership and board rights of the selling shareholders are not dispositive as to whether a resale by the selling shareholders is a disguised primary offering. Two Staff Compliance and Disclosure Interpretations  are particularly relevant when considering the relationship of a larger shareholder and/or affiliate conducting secondary sales.  Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.12 (“CDI 612.12”) contemplates that a large shareholder may engage in secondary offerings that are not deemed to be by and on behalf of the registrant: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Compliance and Disclosure Interpretations, Securities Act Forms, Question 216.14 (“CDI 216.14”) contemplates that an affiliate with a large shareholding may engage in secondary offerings that are not deemed to be by and on behalf of the registrant: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. See Question 116.15.”

The collective share ownership of the selling shareholders is significantly less than the share ownership of the affiliate selling shareholders in CDI 612.12 and CDI 216.14.

As indicated above, MFP Partners and Mill Road had previously acquired shares of the Registrant’s Common Stock, with significant ownership positions dating back to 2008 for MFP Partners and 2009 for Mill Road.  Also as indicated above, both of MFP Partners and Mill Road are institutional investors who represented in the Backstop and Investment Agreement that they were purchasing their Private Placement Shares for investment and not with a view to making an illegal distribution.  The Registrant respectfully submits that there is no basis to believe that the selling shareholders do not have the intention or ability to hold their shares for an indefinite period.

In addition, as discussed below in this letter, the Registrant respectfully submits that the relationship of the selling shareholders to the Registrant is consistent with the relationship of investors to an issuer and is not consistent with the relationship of an underwriter to an issuer.

4.                                      Amount of Shares Involved

As of the date hereof, the Registrant has 21,561,061 shares of common stock outstanding, of which 12,193,635 shares are held by non-affiliates. The Registration Statement relates to the offering of up to 3,519,013 shares of common stock, which constitutes approximately 16.3% of the common stock outstanding, or 28.9% of the shares held by non-affiliates.

The Registrant does not believe that the amount of shares being registered warrants re-characterizing the secondary offering as a primary offering.  As discussed above, CDI 612.12 and CDI 216.14 provide that valid secondary sales by affiliates may be made, including in cases where selling shareholders own a percentage of the issuer’s shares far in excess of the percentage of the Registrant’s common stock owned by the selling shareholders.

In addition, the Registrant understands that the Staff more closely reviews transactions in which an issuer seeks to register more than one third of its public float on behalf of selling shareholders because of heightened concerns that such transactions constitute disguised primary offerings.  The Registrant notes that it is seeking to register less than one third of its public float on behalf of the selling shareholders.

5.                                      Whether the Sellers Are in the Business of Underwriting Securities

None of the selling shareholders is in the business of underwriting securities.  Each of MFP Partners and Mill Road is a private investment firm.  Mr. Margolis is the Chairman of the Board and Chief Executive Officer of the Registrant.  Prior to his employment with the Registrant, Mr. Margolis was an executive at several other retailers.

As discussed above, each of the selling shareholders acquired its shares for investment purposes and not with a view to distribution.  In addition, each selling shareholder has informed the Registrant that it is not a registered broker—dealer and, as noted above, has represented to the Registrant that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute its shares.  Furthermore, none of the selling shareholders will receive compensation from the Registrant in connection with the sale of shares pursuant to the Registration Statement.

In addition, the Registrant notes that none of the selling shareholders received any fees or commissions from the Registrant under the Backstop and Investment Agreement, and that the issuance of the Private Placement Shares was not conditioned on the prior effectiveness of the Registration Statement and was not otherwise conditioned on the selling shareholders’ ability to resell the Private Placement Shares.

6.                                      Whether Under All the Circumstances It Appears That The Seller is Acting as a Conduit for the Issuer.”

The Registrant respectfully submits that under all of the circumstances described above, the selling shareholders are not acting as conduits for the Registrant.

The Registrant notes that the selling shareholders negotiated with the Registrant for the right to purchase shares at $1.65 per share, which price was below the trading price of the Registrant’s common stock as of the date of the Backstop and Investment Agreement.  It was the expectation of the Registrant and the selling shareholders that if such shares were sold in the future at a price in excess of $1.65, the selling shareholders would profit from the appreciation in the Registrant’s stock price.  The Registrant notes that the average trading price of the Registrant’s common stock since the date of execution of the Backstop and Investment Agreement has been $3.88.  Accordingly, if the resale of the Private Placement Shares occurred as of the date hereof, the selling shareholders could be expected to receive a profit of approximately $2.23 per share.  The Registrant submits that it would not make economic sense for the Registrant to structure a primary offering in which minority shareholders could sell registered shares at $3.88 per share and in which the Registrant receives proceeds of only $1.65 per share.

The Backstop and Investment Agreement …page 15

3.                                      Please provide expanded disclosure of the material terms of the investment agreement including, without limitation, the exercise price per share and the aggregate number of shares being sold to each of the selling shareholders.

The Registrant has expanded its disclosure of the material terms of the Backstop and Investment Agreement, including the price per share paid by the selling shareholders and the number of Private Placement Shares sold to each selling shareholder.  See page 15 of the Registration Statement.

*****

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter.  We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ James Nicoll

James Nicoll

cc:                                Margaret J. Feeney, Cache, Inc.

Michael R. Littenberg, Schulte Roth & Zabel LLP